CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52490

BEYOND COMMERCE, INC.
(Exact name of registrant as specified in its charter)

750 Coronado Center Drive, Suite 120
Henderson, Nevada
(702) 430.4757
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: Two Hundred Eighteen (218)

Pursuant to the requirements of the Securities Exchange Act of 1934, Beyond Commerce, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 11, 2013	Beyond Commerce, Inc.

	By:	/s/ Mark V. Noffke
	Name:	Mark V. Noffke
	Title:	Chief Financial Officer